Van Eck Associates Corporation

666 Third Avenue, 9th Floor

New York, New York 10017

November 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Coastland Online Consumer Finance Fund (File No. 333-215378)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VanEck Coastland Online Consumer Finance Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s Registration Statement on Form N-2 (accession no. 0000930413-16-009085), together with all amendments and exhibits thereto, originally filed with the Commission on December 30, 2016 (the “Registration Statement”). The Fund has determined not to commence operations, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and no securities were sold under the Registration Statement.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact Tiina Vaisanen of Dechert LLP at (212) 649-8727 or Stuart Strauss of Dechert LLP at (212) 698-3529.

Very truly yours,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary